                                                                    Exhibit 99.3



                             SATYAM INFOWAY LIMITED
                     Regd.Office: Mayfair Centre, S.P. Road
                            Secunderabad -- 500 003.


                                   PROXY FORM

                          EXTRAORDINARY GENERAL MEETING

FOLIO NO:_________________________

I/We _______________________________________________ of _______________
___________________________________________ in the district of
__________________________________________________ being a member/members of the above named Company, hereby appoint Mr./Ms./ Kum ____________________________________________________ in the district of
__________________________________ as my/our Proxy to attend and vote for me/
us on my/Our behalf at the Annual General Meeting of the Company to be held at the Corporate Office at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai -- 600 113, on Thursday, February 28, 2002 at 11.00 a.m. and at adjournment thereof.

Signed this _____________________________ day of _________________________ 2002.

Address:

________________________________________________________________________________

________________________________________________________________________________

Signature: _________________________________________                Affix Re 1
                                                                    revenue
                                                                    stamp

NOTE: The proxy form duly completed must be deposited at the registered office at Mayfair Centre, S.P. Road, Secunderabad -- 500 003 not less than 48 hours before the time for holding the meeting. A proxy need not be a member.

________________________________________________________________________________

ATTENDANCE SLIP


___________________________________          ___________________________________
Full Name of the Shareholder (in             Signature
block Letters)

Folio No.__________________________          No. of Shares held_________________

___________________________________          ___________________________________
Full name of the Proxy (in block             Signature
letters)
(To be filled if the Proxy attends
instead of the member)

Note: Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.